                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of June 2006 No. 8

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Attached hereto and incorporated herein by reference are portions of a prospectus published in Israel and filed with the Israel Securities Authority and the Tel Aviv Stock Exchange. The prospectus relates to the underwritten offering to the public in Israel of units consisting of convertible debentures, warrants for shares, and options to purchase convertible debentures. The prospectus includes certain updated information regarding the Registrant. The prospectus, as attached hereto, excludes the Hebrew language portions including information regarding the offering and securities being offered. Summary information regarding the offering and the securities being offered is included in the Registrant's press release included in the Report on Form 6-K filed by the Registrant on June 21, 2006.

     The securities offering being made pursuant to the Israeli prospectus is being made in Israel to residents of Israel only. The securities being so offered have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption.

     This Form 6-K is being incorporated by reference into all effective
Registration Statements filed by the Registrant under the Securities Act of
1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date:  June 26, 2006                                 By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

             SELECTED PORTIONS OF THE PROSPECTUS PUBLISHED IN ISRAEL
         ON JUNE 21, 2006 AND FILED WITH THE ISRAEL SECURITIES AUTHORITY
                         AND THE TEL AVIV STOCK EXCHANGE

                                TABLE OF CONTENTS

General                                                                      1
Forward-Looking Statements                                                   1
Summary Information Regarding the Company                                    1
The Offer and Listing                                                        3
Summary Consolidated Financial Data                                          5
Recent Events                                                                7
Risk Factors                                                                 9
Ratio of Earning to Fixed Charges                                           23
Capitalization                                                              25
Use of Proceeds                                                             26
Operating and Financial Review and Prospects                                27
Major Shareholders                                                          27
Additional Information                                                      28
Incorporation of Certain Documents by Reference                             30
Exemption, Insurance and Indemnification of Directors and Officers          31
Recent Sales of Unregistered Securities                                     33
Directors, Senior Management and Employees                                  35
Where You Can Find More Information                                         39
Legal Matters                                                               39
Experts                                                                     39

THE OFFERING DESCRIBED IN THE PROSPECTUS FROM WHICH THESE PORTIONS WERE SELECTED
IS BEING MADE IN ISRAEL TO RESIDENTS OF ISRAEL ONLY. THE SECURITIES BEING
OFFERED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF
1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO US
PERSONS, ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION
REQUIREMENTS OF SUCH ACT.

GENERAL

AS USED HEREIN OR IN ANY DOCUMENT INCORPORATED BY REFERENCE HERETO, REFERENCES
TO THE "COMPANY", "TOWER SEMICONDUCTOR LTD.", "TOWER", "REGISTRANT", "WE", "US",
OR "OUR" ARE REFERENCES TO TOWER SEMICONDUCTOR LTD. AND OUR SUBSIDIARY, EXCEPT
AS THE CONTEXT OTHERWISE REQUIRES. IN ADDITION, REFERENCES TO OUR "FINANCIAL
STATEMENTS" ARE TO OUR CONSOLIDATED FINANCIAL STATEMENTS EXCEPT AS THE CONTEXT
OTHERWISE REQUIRES.

WE HAVE PREPARED OUR CONSOLIDATED FINANCIAL STATEMENTS IN UNITED STATES DOLLARS
AND IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL, WHICH
INCLUDE A RECONCILIATION NOTE TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE
UNITED STATES. ALL REFERENCES HEREIN TO "DOLLARS" OR "$" ARE TO UNITED STATES
DOLLARS, AND ALL REFERENCES TO "SHEKELS" OR "NIS" ARE TO NEW ISRAELI SHEKELS.

FORWARD LOOKING STATEMENTS

     The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements.
Forward-looking statements often, although not always, include words or phrases such as the following: "will likely result," "are expected to," "will continue,"
"is anticipated," "estimate," "intends," "plans," "projection" and "outlook."

     You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in "Risk
Factors," and in our other filings with the Securities and Exchange Commission, which are filed with the Israel Securities Authority, may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

     Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

SUMMARY INFORMATION REGARDING THE COMPANY

     You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading "Risk Factors". You should also read carefully the consolidated financial statements and notes thereto and the other information about us that are incorporated by reference in this prospectus, including our 2004 20-F, our Form 6-K regarding our 2005 financial results and our Form 6-K, as amended, regarding our financial results for the three months ended March 31, 2006, all incorporated by reference into this prospectus.

     We are a pure-play independent wafer foundry dedicated to the manufacture of semiconductors, strategically focused on embedded non-volatile memory, complementary metal oxide semiconductor (CMOS) image sensor, mixed signal and radio frequency CMOS (RFCMOS) technologies. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or
ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide complementary technical services and design support. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

     In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek,
Israel and adjacent to our first facility, Fab 1. Depending on the process technology and product mix, as of March 31, 2006, Fab 1 is able to achieve capacity levels of approximately 16,000 wafers per month. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this
Fab. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and
Toshiba and other technologies that we developed and will develop independently or with development partners. Production capacity of Fab 2 as of May 18, 2006 was approximately 15,000 wafers per month. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to approximately 40,000 wafers per month.

     Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology mix for such period. Unless otherwise specifically stated, all references herein to "wafers" in the context of capacity in Fab 1 are to 150-mm wafers and in Fab 2 are to 200-mm wafers.

     Our manufacturing facilities and executive offices are located in the Ramat
Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, and
our telephone number is 972-4-650-6611.

     Additional information about us and our operations may be found on our web site: www.towersemi.com. Information on our website is not incorporated by reference in this prospectus.

THE OFFER AND LISTING

     Our ordinary shares are listed and traded on the NASDAQ National Market under the symbol "TSEM." In addition, in January 2001, our ordinary shares commenced trading on the Tel Aviv Stock Exchange (TASE) under the symbol "TSEM."

     The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market:

         PERIOD                           HIGH ($)    LOW ($)
         ------                           --------    -------
May 2006                                    1.75        1.22
April 2006                                  1.41        1.25
March 2006                                  1.45        1.28
February 2006                               1.73        1.22
January 2006                                1.93        1.52
December 2005                               1.80        1.41
First quarter 2006                          1.93        1.22
Fourth quarter 2005                         1.80        1.02
Third quarter 2005                          1.40        0.92
Second quarter 2005                         1.90        1.08
First quarter 2005                          2.38        1.36
Fourth quarter 2004                         3.66        1.62
Third quarter 2004                          5.96        2.95
Second quarter 2004                         7.20        4.87
First quarter 2004                         10.80        6.22
2005                                        2.38        0.92
2004                                       10.80        1.62
2003                                        7.90        2.16
2002                                        8.50        3.11
2001                                       17.12        3.80

     The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock
Exchange:

       PERIOD                            HIGH (NIS)  LOW (NIS)
       ------                            ----------  ---------
May 2006                                    7.91        6.37
April 2006                                  6.90        6.00
March 2006                                  6.73        6.11
February 2006                               8.10        6.03
January 2006                                8.54        6.57
December 2005                               8.25        6.60
First quarter 2006                          8.54        6.03
Fourth quarter 2005                         8.30        5.20
Third quarter 2005                          6.04        5.10
Second quarter 2005                         8.00        5.15
First quarter 2005                         10.30        6.36
Fourth quarter 2004                        15.55        7.70
Third quarter 2004                         26.95       13.03
Second quarter 2004                        32.70       21.80
First quarter 2004                         46.39       29.30
2005                                       10.30        5.10
2004                                       46.39        7.70
2003                                       35.00       10.12
2002                                       37.99       15.30
2001                                       58.50       16.80

SUMMARY CONSOLIDATED FINANCIAL DATA

     We derived the selected statement of operations data and other financial data for the years ended December 31, 2005, 2004 and 2003, and selected balance sheet data as of December 31, 2005 and 2004, other than basic loss per ordinary share data as indicated below, from the audited financial statements attached as exhibit 99.2 to our Form 6-K filed with the Securities and Exchange Commission and the Israel Securities Authority on February 2, 2006, which is incorporated by reference herein. Those financial statements were prepared in accordance with
Israeli GAAP and audited by Brightman Almagor & Co., a member firm of
Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2002 and 2001 and the selected balance sheet data as of December 31, 2003, 2002 and 2001, from our audited financial statements not included herein, which were prepared in accordance with Israeli GAAP. We derived the selected statement of operations data and other financial data for the three month periods ended March 31, 2006 and March 31, 2005, from our unaudited condensed interim consolidated financial statements attached as exhibit 99.1 to our Form 6-K filed with the Securities and Exchange Commission on May 18, 2006, which is incorporated by reference herein. The differences between statements of operations and balance sheet data in accordance with US
GAAP and the respective data in accordance with Israeli GAAP are presented below. Statements of cash flows in accordance with US GAAP would not have materially differed from respective data in accordance with Israeli GAAP. Our management believes that the financial statements referred to above contain all adjustments needed to present fairly the information included therein. You should read this summary financial data together with our audited consolidated financial statements for 2005 and the notes related to those statements including the related "Management's Discussion and Analysis of Financial
Condition and Results of Operations", included in our Form 6-K filed on February
2, 2006, incorporated by reference into this prospectus and our unaudited consolidated financial statements for the three months ended March 31, 2006, including the related "Management's Discussion and Analysis of Financial
Condition and Results of Operations", included in our Form 6-K filed on May 18,
2006, as amended on June 19, 2006, incorporated by reference into this prospectus.

                                   THREE MONTH PERIOD
                                     ENDED MARCH 31,
                                       (UNAUDITED)                                          YEAR ENDED DECEMBER 31,
                                --------------------------        -----------------------------------------------------------------------------
                                  2006              2005             2005             2004            2003             2002              2001
                                ---------        ---------        ---------        ---------        ---------        ---------        ---------
                                                                              (IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

STATEMENT OF OPERATIONS
DATA IN ACCORDANCE WITH
ISRAELI GAAP:

Sales                           $  35,875        $  23,167        $ 101,991        $ 126,055        $  61,368        $  51,801        $  52,372
Cost of Sales                      61,280           61,214          238,358          228,410          122,395           67,022           76,733
                                ---------        ---------        ---------        ---------        ---------        ---------        ---------
Gross loss                        (25,405)         (38,047)        (136,367)        (102,355)         (61,027)         (15,221)         (24,361)
Research and development            3,354            4,763           16,029           17,053           20,709           17,031            9,556
Marketing, general and
   administrative                   5,324            4,528           17,418           21,297           22,615           17,091           14,489
                                ---------        ---------        ---------        ---------        ---------        ---------        ---------
Operating loss                    (34,083)         (47,338)        (169,814)        (140,705)        (104,351)         (49,343)         (48,406)

Financing income
   (expense), net                 (11,524)          (8,175)         (35,651)         (29,745)          (9,826)          (2,104)           1,465

Other income (expense), net           551              193            2,383           32,682              (84)              45            8,419
                                ---------        ---------        ---------        ---------        ---------        ---------        ---------

Loss for the period             $ (45,056)       $ (55,320)       $(203,082)       $(137,768)       $(114,261)       $ (51,402)       $ (38,522)
                                =========        =========        =========        =========        =========        =========        =========
Basic loss per ordinary
   share(*)                     $   (0.63)       $   (0.84)       $   (3.06)       $   (2.13)       $   (2.45)       $   (1.63)       $   (1.92)
                                =========        =========        =========        =========        =========        =========        =========
OTHER FINANCIAL DATA:
Depreciation and
   amortization                 $  38,076        $  34,594        $ 144,852        $ 121,067        $  54,611        $  18,821        $  21,721
Capital expenditures
   (accrual basis)
   excluding Investment
   Center grants                $   7,964        $  13,594        $  30,239        $ 172,617        $ 164,187        $ 243,431        $ 364,347

                                           AS OF MARCH 31,
                                             (UNAUDITED)                                            AS OF DECEMBER 31,
                                      --------------------------       --------------------------------------------------------------------------
                                        2006              2005            2005            2004             2003            2002            2001
                                      ---------        ---------       ---------        ---------       ---------       ---------       ---------
                                                                                             (IN THOUSANDS, EXCEPT SHARE DATA)

SELECTED BALANCE SHEET DATA IN
ACCORDANCE WITH ISRAELI
GAAP:

Cash and cash equivalents,
   including short-term
   deposits and designated cash       $  32,696        $  52,121       $  38,998        $  81,457       $  56,490       $  69,695       $  33,202
Working capital                       $  23,874        $  26,728          (6,028)          63,591          50,492          21,927         (16,335)
Total assets                            636,039          781,433         678,686          847,508         788,335         716,261         472,054
Current maturities of
   long-term debt and other
   short-term debt                           --               --          21,103               --              --           4,000          14,000
Current maturities of
   convertible debentures                 5,734            6,575           6,453               --              --              --              --
Long-term debt from banks               514,966          497,000         497,000          497,000         431,000         253,000         115,000
2002 convertible debentures
   and 2005 convertible
   debentures                         $  34,429        $  19,724          44,851           26,651          25,783          24,121              --
Long-term liabilities in
   respect of customers'
   advances                              54,537           63,326          59,621           64,428          46,347          47,246          17,910
Shareholders' equity (deficit)          (44,806)         112,660         (30,067)         167,980         229,457         298,334         252,805
Weighted average number of
   ordinary shares outstanding
   (in thousands) (*)(**)                71,872           65,700          66,371           64,717          46,710          31,523          20,020
Number of shares issued and
   outstanding (in thousands) (**)       75,646           65,700          66,932           65,700          51,696          43,436          24,997

(*) Israeli Standard No. 21 is effective for periods ending after January 1,
2006 and has been retrospectively applied to all periods presented.

(**) Net of 1,300,000 Ordinary Shares held by us through a trustee as of each date presented.

                             AS OF MARCH 31,
                              (UNAUDITED)                                     AS OF DECEMBER 31,
                                ---------        -----------------------------------------------------------------------------
                                   2006            2005             2004             2003             2002             2001
                                ---------        ---------        ---------        ---------        ---------        ---------
                                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
RECONCILIATION TO US
   GAAP:

TOTAL ASSETS
According to Israel
   GAAP                         $ 636,039        $ 678,686        $ 847,508        $ 788,335        $ 716,261        $ 472,054
The effect of:
Presentation of
   long-term
   liabilities in
   respect of
   employees                       13,587           13,658           16,350           14,607           12,368           10,334
Hedging activities                   (466)          (1,524)          (4,619)          (5,947)          (5,727)          (4,564)
Sale of convertible
   debentures                       2,387             (196)            (196)            (196)            (196)              --
Deferred financing
   charges                         11,727               --               --               --               --               --
                                ---------        ---------        ---------        ---------        ---------        ---------

According to US GAAP            $ 663,274        $ 690,624        $ 859,043        $ 796,799        $ 722,706        $ 477,824
                                =========        =========        =========        =========        =========        =========

SHAREHOLDERS' EQUITY
(DEFICIT)
According to Israel GAAP        $ (44,806)       $ (30,067)       $ 167,980        $ 229,457        $ 298,334        $ 252,805
The effect of:
    Hedging                          (466)          (1,524)          (7,025)         (15,867)         (17,807)          (8,169)
    activities
    Proceeds on
    account of
    share capital                      --               --               --          (16,428)              --               --
    Sale of
    convertible
    debentures(*)                 (11,370)           2,363            2,363            2,363            2,363               --
                                ---------        ---------        ---------        ---------        ---------        ---------

According to US GAAP            $ (56,642)       $ (29,228)       $ 163,318        $ 199,525        $ 282,890        $ 244,636
                                =========        =========        =========        =========        =========        =========

(*) Including mainly the allocation of a portion of the total proceeds from the sale of securities issued in January 2002 and the classification as liabilities of the equity component of the 2002 and 2005 convertible debentures, presented, following January 1, 2006, as equity under Israeli GAAP.

RECONCILIATION TO US GAAP OF THE STATEMENTS OF OPERATIONS DATA: The loss for the three month period ended March 31, 2006 under US GAAP would have decreased in the amount of approximately $4.9 million from its respective data in accordance with Israeli GAAP and would result in a loss of approximately $40.2 million. The loss under US GAAP for the other periods presented would not have materially differed from the respective data in accordance with Israeli GAAP.

RECENT EVENTS

AMENDMENT TO OUR FACILITY AGREEMENT

     In May 2006, we signed amendments to the facility agreement with our banks, according to which: (i) repayments of long-terms loans in the amount of approximately $100 million scheduled to be paid between October 2006 and June
2007, were deferred to July 2007; and (ii) the date on which we were required to raise approximately $8 million was deferred from June 30, 2006 to September 30,
2006.

RAMP-UP OF FAB 2

     In March 2006, our board of directors approved a plan to ramp up Fab 2 in order to meet our customer and product qualification needs, based on our customer pipeline and reinforced by forecasted market conditions. According to this plan, we will need to raise approximately $130 million during 2006, which will take the current Fab 2 capacity to approximately 24,000 wafers per month.

     Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to approximately 40,000 wafers per month, which we currently estimate will require the raising of approximately $150 million, in addition to the amounts described above.

     As part of the financing efforts for that expansion plan, in May 2006, we signed a Memorandum of Understanding (MOU) with our banks for the refinancing of the approximately $526.7 million of long-term debt under our facility agreement, according to which: (i) $158 million, representing 30% of such debt, will be converted to equity for 51,973,684 of our ordinary shares, at a price per share of $3.04, which is equal to twice the average closing price during the 10 consecutive trading days prior to signing the MOU; (ii) the interest rate of the long-term loans will be decreased from LIBOR plus 2.5% per annum to LIBOR plus
1.1% per annum; and (iii) the commencement date for the repayment of principal shall be postponed from July 2007 to no earlier than September 2009. The terms of the MOU are subject to a commitment of Israel Corporation Ltd. (Israel Corp.)
to our banks to invest $100 million in our capacity expansion as described below. The MOU is further subject to reaching a definitive amendment to the facility agreement based on the terms of the MOU, and may include other terms to be agreed to between us and our banks, including arrangements to compensate the banks, under certain conditions, for the reduction in interest payments (such compensation may include the issuance of our securities and/or the extension of the exercise period of the banks' warrants), and revised financial ratios and covenants based on our new working plan. In this regard, Israel Corp. has committed to our banks to invest $100 million in consideration for 65,789,474 of our ordinary shares, at a price per share of $1.52, which equals the average closing price during the 10 consecutive trading days prior to signing the MOU.
Such amount may include amounts that may be payable by us to Israel Corp. in connection with the agreement for the ordering of equipment described below.
Israel Corp.'s investment is subject to the signing of a definitive investment agreement, the approvals of our audit committee, board of directors and shareholders and the closing of a definitive amendment to the facility agreement with our banks based on the terms of the MOU.

     In order to implement the acceleration plan in a timely manner, we entered into an agreement with Israel Corp. according to which Israel Corp. will order up to approximately $100 million worth of equipment in connection with the ramp-up of Fab 2. Under the terms of the agreement: (i) Israel Corp. has the right to sell us the equipment at cost, plus related expenses; (ii) we have the right to purchase the equipment from Israel Corp. at cost, plus related expenses, subject to the us having raised $100 million; (iii) upon the sale of the equipment by Israel Corp., we will assume Israel Corp.'s obligations to the equipment suppliers; and (iv) if after 5 months from the signing of the agreement, the equipment has not been sold to us by Israel Corp., Israel Corp.
may sell the equipment to a third party and we will pay Israel Corp. the difference between the cost, plus related expenses, of the purchase of the equipment by Israel Corp. and the net sale price.

OPTIONS GRANTED TO THE CHIEF EXECUTIVE OFFICER (CEO)

     In May 2006, our audit committee and board of directors approved the grant of options to our CEO, who also serves as a director, in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis during the two-year period from the approval of the audit committee. The exercise price of the initial grant of additional options will be $1.45, the average closing price of our shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. In the event of a future equity financing, additional options will be granted to the CEO as described above with an exercise price equal to the price per share of such investment. The vesting period of the new options will be identical to the vesting period of the existing options. The new grant of options and its terms are subject to the approval of our shareholders. If the new grant of options is approved by our shareholders, no additional options will be granted under the CEO's current option agreement, which was approved by our shareholders in October 2005.

RE-PRICING OF EMPLOYEE OPTIONS

     Our board of directors approved a plan to offer each of our current employees the opportunity to exchange their existing options to purchase our ordinary shares for new options with an exercise price $1.45, which is the average closing price of our shares on the Nasdaq during the 90 consecutive trading days prior to the board of directors' approval. The new options will be granted based on terms similar to our existing employee option plan with new vesting periods. As of May 19, 2006, options to purchase approximately 9 million ordinary shares held by our current employees, with exercise prices ranging from
$1.46 to $25, were outstanding. Our board of directors further approved that if the total number of employee options, including the options to our CEO, during the coming 24 months will represent less than 8% of the our shares on a fully diluted basis, additional options will be allocated for grants to be made to our employees. As of May 18, 2006, no options have been granted under such plan.

DISMISSAL OF CLASS ACTION

     In June 2006, the United States Court of Appeals for the Second Circuit
affirmed the August 2004 decision of the United States District Court for the
Southern District of New York to dismiss the class action suit filed in July
2003 against us and certain of our directors and shareholders. The District
Court accepted the motion to dismiss filed on behalf of the defendants and noted
that our status as a foreign private issuer exempts us, our directors and controlling shareholders, from liability under the proxy rules of Section 14(a)
of the Securities Exchange Act.

RISK FACTORS

     AN INVESTMENT IN OUR SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE
OF RISK. THEREFORE, YOU SHOULD NOT INVEST IN OUR SECURITIES UNLESS YOU ARE ABLE
TO BEAR A LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE
FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS
BEFORE DECIDING TO INVEST IN OUR ORDINARY SHARES, OUR DEBENTURES WHICH ARE
CONVERTIBLE INTO OUR ORDINARY SHARES, OUR OPTIONS TO PURCHASE CONVERTIBLE
DEBENTURES AND OUR WARRANTS. THIS PROSPECTUS AND STATEMENTS THAT WE MAY MAKE
FROM TIME TO TIME MAY CONTAIN FORWARD-LOOKING INFORMATION. THERE CAN BE NO
ASSURANCE THAT ACTUAL RESULTS WILL NOT DIFFER MATERIALLY FROM OUR EXPECTATIONS,
STATEMENTS OR PROJECTIONS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
FROM OUR EXPECTATIONS, STATEMENTS OR PROJECTIONS INCLUDE THE RISKS AND
UNCERTAINTIES RELATING TO OUR BUSINESS DESCRIBED BELOW. THE INFORMATION IN THIS
PROSPECTUS IS COMPLETE AND ACCURATE AS OF THIS DATE, BUT THE INFORMATION MAY
CHANGE AFTER THE DATE OF THIS PROSPECTUS.

     RISKS AFFECTING OUR BUSINESS

IF WE DO NOT RAISE ADDITIONAL FUNDS, WE MAY NOT BE ABLE TO MAINTAIN OUR
OPERATIONS.

     If we succeed to raise the minimum amount of immediate proceeds that may be raised in this offering we expect to have sufficient liquidity to finance our short-term activities and liabilities at least through 2006. If this offering is delayed past July 2006 or was cancelled for any reason, we do not expect to have adequate liquidity to meet our short-term activities and liabilities during the next two to three month period and may have to cease our operations, unless we were able to find alternative sources of funding. In addition, in accordance with the credit facility agreement with our banks, as amended on May 30, 2006, in addition to amounts we have raised to date, we are required to raise approximately $8 million by September 30, 2006, which we expect to satisfy through this offering. If we fail to raise the funds required under our facility agreement in a timely manner and our banks do not waive our non-compliance, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets.

IF WE DO NOT COMPLETE THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND
RAMP-UP OF PRODUCTION IN FAB 2, OUR BUSINESS WILL BE MATERIALLY ADVERSELY
AFFECTED.

     Fab 2 production capacity as of May 18, 2006 was approximately 15,000
200-mm wafers per month. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of up to approximately 40,000 wafers per month. We have not completed the acquisition, installation, equipping and financing necessary in order for production at our Fab 2 facility to reach such levels. Our determination as to the timing of the implementation of the ramp-up plan recently approved by our board of directors and the increase in Fab 2's production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We need to complete the qualification process of the 0.13-micron technology transferred from Freescale Semiconductor, Inc. to Fab 2 and develop new process technologies for Fab 2 in order to suit our customers' needs. The ramp-up of Fab 2 is a substantial and complex project. We have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

IF WE DO NOT HAVE SUFFICIENT FUNDS TO FULLY EQUIP FAB 2, OUR BUSINESS WILL BE
MATERIALLY ADVERSELY AFFECTED.

     Fab 2's cost is estimated to be approximately $1.5 billion, including costs of construction, equipment, installation, libraries, intellectual property, technology transfers and other related ramp-up and pre-operation costs. However, the actual total cost of Fab 2 may exceed our estimates. If we cannot successfully raise sufficient funding to complete the ramp-up and to fund other related costs, we may be unable to meet our customers' production demands and as a result we may lose customers and may not attract new ones. In addition, we will be required to scale back our equipment purchases and capacity forecasts, and, as a result, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results.

IF THE INVESTMENT CENTER WILL NOT APPROVE OUR REQUEST FOR A NEW EXPANSION
PROGRAM, WE WOULD BE REQUIRED TO SEEK ALTERNATIVE FINANCING SOURCES TO COMPLETE
THE RAMP-UP OF FAB 2, WHICH MAY NOT BE AVAILABLE. OUR NOT COMPLETING INVESTMENTS
IN THE AMOUNT OF $1.25 BILLION BY THE END OF 2005 MAY RESULT IN THE INVESTMENT
CENTER REQUIRING US TO REPAY ALL OR A PORTION OF THE GRANTS ALREADY RECEIVED,
AND IF WE ARE UNABLE TO REFUND SUCH GRANTS, WE MAY HAVE TO CLOSE OUR OPERATIONS.

     In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor
(Investment Center) under its Approved Enterprise Program. Under the terms of the approval, we were eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of March 31, 2006, we received approximately $159 million in grants from the
Investment Center. Our eligibility to receive grants was with respect to investments in Fab 2 plant and equipment made by the end of 2005. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants to be received and tax benefits and in the Investment
Center requiring us to repay all or a portion of grants already received. We did not complete investments in the amount of $1.25 billion by the end of 2005, mainly since we reduced our rate of annual investments as a result of our decision to slow-down the ramp-up of our Fab 2 facility in order to align our capital investments with market conditions in the semiconductor industry.
Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. Under Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 may permit the Investment Center to require us to repay all or a portion of grants already received. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence as of January 1, 2006. In 2005, at the Investment Center's request, we submitted a revised business plan to the Investment Center for the period commencing
January 1, 2006. Currently, we cannot estimate when we will receive a formal response to our request for a new expansion program to commence as of January 1,
2006 or if the Investment Center will approve our request. If the Investment
Center will not approve our request for a new expansion program, we would be required to seek alternative financing sources to complete the ramp-up of Fab 2, which may not be available. While there can be no assurance that we will obtain the Investment Center's approval for the new expansion program, we believe that it is improbable that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005. If we would have to repay the
Investment Center all or a portion of grants already received, we would need to seek alternative financing sources to refund the grants we received and if we do not succeed in finding such alternative financing sources, we may have to close our operations.

                                       10

IF OUR FUTURE OPERATIONS DO NOT INCREASE OR IF WE FAIL TO RAISE ADDITIONAL
FUNDING, WE MAY BE UNABLE TO REPAY OUR DEBT ON A TIMELY BASIS.

     There is no assurance that our future operations will increase or that we will succeed in raising the additional funding required for the completion of the ramp up of Fab 2 and the repayment of our short-term and long-term debt, which consists mainly of bank debt, trade accounts payable and convertible debentures and also includes moneys we may owe to Israel Corp. in connection with the agreement we signed with it according to which Israel Corp. will order up to approximately $100 million worth of equipment (See "Recent Events"). As a result, our ramp-up of Fab 2 may be delayed and we may be unable to repay on time or repay at all our short-term and long-term debt, which may significantly harm our financial results or cause us to cease our operations. In accordance with our amended facility agreement with our banks, under which we have drawn down approximately $526.7 million as of March 31, 2006, we are required to repay principal in the amount of approximately $100 million in July 2007 and begin repaying the balance of the principal amount on a quarterly basis commencing
September 2007. We anticipate that we will not be in compliance with the repayment schedule set forth in our amended facility agreement. In the event that (i) a definitive amendment to our facility agreement based on the May 2006
MOU will not be signed and closed, (ii) we are otherwise unsuccessful in negotiating a revised repayment schedule or (iii) our banks do not waive our non-compliance, pursuant to the terms of our amended facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under our credit amended facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company. There can be no assurance that we will succeed in signing or closing a definitive amendment to our facility agreement based on the May 2006 MOU or a definitive investment agreement with Israel Corp. In addition, we cannot assure you we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers, or negotiating revised repayment schedules of our other debt, when we have liquidity problems.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC
OVERCAPACITY HAVE ADVERSELY AFFECTED OUR BUSINESS IN THE PAST, RESULTING IN A
HISTORY OF LOSSES; DOWNWARD PRICE PRESSURE MAY SERIOUSLY HARM OUR BUSINESS.

     The semiconductor industry has historically been highly cyclical.
Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressures characteristic of a prolonged downturn in the semiconductor market may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO OPERATE AT A LOSS FOR THE
FORESEEABLE FUTURE; OUR FACILITIES MUST OPERATE AT HIGH UTILIZATION RATES FOR US
TO BE PROFITABLE.

     We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to be profitable. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses which have not yet been offset by a sufficient increase in the level of our sales. If we do not succeed in operating our facilities at high utilization rates, we expect to operate at a loss for the foreseeable future, which may adversely affect our business and company.

                                       11

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER WHICH MAKES IT DIFFICULT
TO PREDICT OUR FUTURE PERFORMANCE.

     Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

     o The cyclical nature of both the semiconductor industry and the markets served by our customers;

     o Changes in the economic conditions of geographical regions where our customers and their markets are located;

     o Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

     o Inventory and supply chain management of our customers;

     o The loss of a key customer, postponement of an order from a key customer, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

     o The occurrence of accounts receivables write-offs;

     o The rescheduling or cancellation of large orders or planned capital expenditures;

     o Our ability to satisfy our customers' demand for quality and timely production;

     o The timing and volume of orders relative to our available production capacity;

     o Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

     o Environmental events or industrial accidents such as fires or explosions;

     o Our susceptibility to intellectual property rights disputes;

     o Our ability to continue with existing and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

     o Actual capital expenditures exceeding planned capital expenditures;

     o Interest and currency rate fluctuations that may not be adequately hedged;

     o Technological changes and short product life cycles; and

     o Timing for designing and the qualification of new products.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company.

THE LACK OF A SIGNIFICANT BACKLOG RESULTING FROM OUR CUSTOMERS NOT PLACING
PURCHASE ORDERS FAR IN ADVANCE MAKES IT DIFFICULT FOR US TO FORECAST OUR
REVENUES IN FUTURE PERIODS.

     Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods.
Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

                                       12

OUR SALES CYCLES MAY BE LONG AND, AS A RESULT, ORDERS RECEIVED MAY NOT MEET OUR
EXPECTATIONS WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results may be adversely affected.

DEMAND FOR OUR FOUNDRY SERVICES IS DEPENDENT ON THE DEMAND IN OUR CUSTOMERS' END
MARKETS.

     We are ramping-up Fab 2 based on our expectations of customer demand and our financial resources. In order for demand for our wafer fabrication services to increase, the markets for the end products using these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenues.

IF WE DO NOT ATTRACT ADDITIONAL CUSTOMERS, OUR BUSINESS MAY BE ADVERSELY
AFFECTED.

     During the three months ended March 31, 2006, approximately 55% of our business was generated by four significant customers that contributed 18%, 14%,
12%, and 11% of our revenues, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers in 2006.
Loss or cancellation of business from, or decreases in, the sales volume or sales prices to our significant customers, could seriously harm our financial results, revenues and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenues in a timely manner, which could harm our financial results.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF PRODUCTS FOR A SIGNIFICANT PORTION OF
OUR REVENUES.

     From time to time, a significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that in the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business. We cannot assure you that revenue generated from these products, individually or in the aggregate, will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

IF WE DO NOT RECEIVE ORDERS FROM OUR WAFER PARTNERS WE MAY HAVE EXCESS CAPACITY.

     We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners, which are
SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International
Co. Ltd. and Quicklogic Corporation, are limited to approximately 50% of our Fab
2 capacity. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

                                       13

IF WE DO NOT MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, WE WILL
LOSE CUSTOMERS AND MAY NOT BE ABLE TO ATTRACT NEW ONES.

     The semiconductor market is characterized by rapid change, including the following:

          o    rapid technological developments;

          o    evolving industry standards;

          o    changes in customer and product end user requirements;

          o    frequent new product introductions and enhancements; and

          o    short product life cycles with declining prices as products mature.

     In order to maintain our current customer base and attract new customers, we must continue to advance our manufacturing process technologies. We are developing and introducing to production specialized process technologies. Our ability to achieve and maintain profitable operations depends on the successful development and introduction to production of these processes, which we may not achieve in a timely manner or at all.

IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE BUSINESS TO OUR COMPETITORS.

     The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including new foundries based in Taiwan, China, Korea and
Malaysia, and with over twenty integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs. If we do not compete effectively, our business and results of operations may be adversely affected. Many of our competitors may have one or more of the following competitive advantages over us:

     o    greater manufacturing capacity;

     o    multiple and more advanced manufacturing facilities;

     o    more advanced technological capabilities;

     o    a more diverse and established customer base;

     o    greater financial, marketing, distribution and other resources;

     o    a better cost structure; and/or

     o    better operational performance in cycle time and yields.

WE HAVE A LARGE AMOUNT OF DEBT WHICH COULD HAVE SIGNIFICANT NEGATIVE
CONSEQUENCES.

     We have a large amount of long-term debt, which could have significant negative consequences. As of March 31, 2006, we had approximately $526.7 million of bank debt and approximately $60 million of convertible debt. Our current and future indebtedness could have significant negative consequences, including:

     o requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness;

     o increasing our vulnerability to general adverse economic and industry conditions;

     o limiting our ability to obtain additional financing;

     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

                                       14

     o placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and/or

     o affecting our ability to make interest payments and other required debt service on our indebtedness.

IF WE DO NOT RAISE THE FUNDS REQUIRED BY OUR AMENDED CREDIT FACILITY AGREEMENT
OR FAIL TO SATISFY THE COVENANTS SET FORTH IN OUR AMENDED CREDIT FACILITY, OUR
BANKS WILL BE ABLE TO CALL OUR LOANS.

     Our credit facility, under which we have drawn down approximately $526.7 million as of March 31, 2006, requires that we comply with certain financial, capital raising and production milestone covenants. In accordance with the credit facility agreement with our banks, as amended on May 30, 2006, in addition to amounts we have raised to date, we are required to raise approximately $8 million by September 30, 2006, which we expect to raise through this offering. In the July 2005 amendment to our credit facility agreement, our banks agreed to amend our financial ratios and covenants through the third quarter of 2006. We anticipate that we will not be in compliance with all of the financial ratios and covenants under the amended facility agreement commencing in the fourth quarter of 2006. Should we fail to raise the funds required under our facility agreement in a timely manner or to comply with our revised covenants, and our banks do not waive our non-compliance, pursuant to the terms of the credit facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

                                       15

ISRAELI BANKING LAWS MAY IMPOSE RESTRICTIONS ON THE TOTAL DEBT THAT WE MAY
BORROW FROM OUR BANKS.

     Pursuant to an amendment to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were approximately
$526.7 million as of March 31, 2006), which may have a material adverse effect on our business, financial condition and results of operations.

IF WE EXPERIENCE DIFFICULTY IN ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT
PERFORMANCE AND DELIVERY TIMES AS A RESULT OF MANUFACTURING PROBLEMS, OUR
BUSINESS WILL BE ADVERSELY AFFECTED.

     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We have from time to time experienced production difficulties that have caused delivery delays or returns and lower than expected device yields. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. Any of these problems could seriously harm our financial results and business.

IF WE ARE UNABLE TO PURCHASE EQUIPMENT AND RAW MATERIALS, WE MAY NOT BE ABLE TO
MANUFACTURE OUR PRODUCTS IN A TIMELY FASHION, WHICH MAY RESULT IN A LOSS OF
EXISTING AND POTENTIAL NEW CUSTOMERS.

     To complete the ramp-up of our Fab 2 facility and to maintain the quality of production in our facilities, we must procure new equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.
Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

OUR EXPOSURE TO CURRENCY EXCHANGE AND INTEREST RATE FLUCTUATIONS MAY INCREASE
OUR COST OF OPERATIONS.

     Almost all of our cash generated from operations and from our financing and investing activities is denominated in U.S. dollars and New Israeli Shekels, or
NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

     Our borrowings under our Fab 2 credit facility provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations.
Furthermore, if our banks incur increased costs in financing our Fab 2 credit facility due to changes in law or the unavailability of foreign currency, our banks may exercise their right to increase the interest rate on our Fab 2 credit facility as provided for in the credit facility agreement.

     We regularly engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future.
However, despite any such hedging activity, we are likely to remain exposed to interest rate and exchange rate fluctuations, which may increase the cost of our operating and financing activities.

                                       16

WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND FAILURE TO
MAINTAIN OR ACQUIRE LICENSES COULD HARM OUR BUSINESS.

     We depend on third party intellectual property in order for us to provide foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, our customers' design and production could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor's previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

FAILURE TO COMPLY WITH THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR
DEFEND OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BUSINESS.

     Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defend our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently a plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business. One of these agreements expired at the end of 2005, and we are currently negotiating its renewal. If we are unable to renew it on similar terms, we may have to agree to less favorable terms or consider other alternatives, including designing around certain processes.

     Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

     o negotiating cross-license agreements;

     o seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

     o discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

     o fighting the matter in court and paying substantial monetary damages in the event we lose; or

     o seeking to develop non-infringing technologies, which may not be feasible.

     Any one or several of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others.
If we fail to obtain certain licenses and if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

                                       17

     As of March 31, 2006, we held 58 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

WE COULD BE SERIOUSLY HARMED BY FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

     Our business is subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

WE ARE SUBJECT TO THE RISK OF LOSS DUE TO FIRE BECAUSE THE MATERIALS WE USE IN
OUR MANUFACTURING PROCESSES ARE HIGHLY FLAMMABLE.

     We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it would reduce our manufacturing capacity and revenues.

POSSIBLE PRODUCT RETURNS COULD HARM OUR BUSINESS.

     Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers' prior agreed upon specifications. Product returns in excess of established provisions may have an adverse effect on our business and financial condition.

WE MAY BE REQUIRED TO REPAY GRANTS TO THE INVESTMENT CENTER THAT WE RECEIVED IN
CONNECTION WITH FAB 1.

     We received grants and tax benefits for Fab 1 under the government of
Israel Approved Enterprise program. As of December 31, 2001, we completed our investments under our Fab 1 program and are no longer entitled to any further investment grants for future capital investments in Fab 1. We have agreed that if we do not achieve Fab 1 revenues of $90 million for 2003 and $100 million for
2004 and maintain at Fab 1 at least 600 employees for 2003 and 625 employees for
2004, subject to prevailing market conditions, we will, if demanded by the
Investment Center, be required to repay the Investment Center up to approximately $2.5 million. Since our actual level of Fab 1 revenues and employees for 2003 and 2004 were not in compliance with the above mentioned levels, we may be required to repay the Investment Center up to approximately
$2.5 million.

WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

     Since 2003, we have made substantial sales to customers located in
Asia-Pacific and in Europe. Because of our international operations, we are vulnerable to the following risks:

     o we price our products primarily in U.S. dollars; if the Euro, Yen or other currencies weaken relative to the U.S. dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales;

     o the need to comply with foreign government regulation;

     o general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

                                       18

     o natural disasters affecting the countries in which we conduct our business, such as the earthquakes experienced in China, Japan and Taiwan;

     o reduced sales to our customers or interruption in our manufacturing processes in Asia Pacific that may arise from regional issues in Asia;

     o imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions; o adverse tax rules and regulations;

     o weak protection of our intellectual property rights; and

     o delays in product shipments due to local customs restrictions.

OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO RETAIN AND RECRUIT QUALIFIED
PERSONNEL.

     We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry.
Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to review employee compensation competitiveness with the purpose of retaining our existing officers and employees and attracting and retaining additional personnel, including granting large packages of options to purchase our ordinary shares.

     RISKS RELATED TO OUR SECURITIES

OUR STOCK PRICE MAY BE VOLATILE IN THE FUTURE.

     The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

     In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors.
In this event, the price of our securities may under perform or fall.

ISSUANCE OF ADDITIONAL SHARES PURSUANT TO OUR FAB 2 FINANCING ARRANGEMENTS AND
OPTIONS GRANTED TO OUR FAB 2 BUILDING CONTRACTOR, EMPLOYEES AND DIRECTORS MAY
DILUTE THE INTEREST OF OUR SHAREHOLDERS.

     In connection with Fab 2, we have issued as of May 19, 2006, approximately
65.3 million ordinary shares to our wafer and equity partners and other shareholders. In December 2003, we issued to our banks and to one of our shareholders warrants exercisable into 896,596 and 58,906 ordinary shares, respectively, with an exercise price of $6.17. In addition, in connection with the July 2005 amendment to our credit facility agreement, we issued warrants to our banks exercisable into an aggregate 8,264,464 ordinary shares with an exercise price of $1.21, one-half of which shall only be exercisable if our banks agree to reschedule the repayment dates of the loans made to us under the
July 2005 amendment. As of May 19, 2006, up to approximately 51.4 million additional ordinary shares may be issued upon the conversion of our 2002 outstanding convertible debentures, 2005 outstanding convertible debentures and upon exercise of warrants held by some of our shareholders and others.

                                       19

     In addition, as of April 30, 2006, we had outstanding employee and directors options to purchase up to approximately 13 million shares at a weighted average exercise price of $4.15. We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our three major wafer partners may elect to convert, on a quarterly basis through 2006, wafer credits we have issued to them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the relevant quarter. As of May 19, 2006, we had issued approximately 2.2 million of our ordinary shares to SanDisk Corporation and approximately 2.6 million ordinary shares to Alliance Semiconductor upon conversion of approximately $7.6 million of wafer credits. Following such conversions, an aggregate of approximately $30 million of credits issued to our three major wafer partners were outstanding as of May 19, 2006.

     The MOU we signed with our banks contemplates the issuance of 51,973,684 of our ordinary shares and, in connection thereto, Israel Corp. committed to our banks to invest $100 million in consideration for 65,789,474 of our ordinary shares. Our audit committee and board of directors approved, subject to shareholder approval, the grant of options to our CEO, such that the CEO will hold options to purchase shares that represent 4% of our shares on a fully diluted basis, our board of directors approved a plan to offer our current employees the opportunity to exchange their existing options to purchase our ordinary shares for new options and approved the allocation of additional options to be made to our employees if the total number of employee options, including the options to our CEO, during a 24 month period will represent less than 8% of the our shares on a fully diluted basis.

     In addition to the proceeds we may raise in this offering and the contemplated investment by Israel Corp., we will need to raise significant additional funds from other sources to finance the ramp-up of Fab 2, which we currently estimate to be up to an additional $150 million and our payments on the long-term loans from our banks and other debt. We are engaged in discussions with potential investors in order to attract them to make investments in our company. However, no understandings have been reached with respect to the amount of any investment or the terms of any investment and there can be no assurance that any investment will be made. These investments may be for shares or for securities convertible into shares, which would materially dilute the holdings of our current shareholders.

MARKET SALES OF LARGE AMOUNTS OF OUR SHARES ELIGIBLE FOR FUTURE SALE MAY LOWER
THE PRICE OF OUR ORDINARY SHARES.

     Of our 77,561,979 outstanding ordinary shares as of May 19, 2006, approximately 33.3 million are freely tradable and held by non-affiliates under
U.S. securities laws. In addition, certain of our affiliates (Israel Corp.,
SanDisk Corporation, Alliance Semiconductor, and Macronix International) hold approximately 44.3 million of our shares, of which approximately 4.1 million are registered for resale and are therefore freely tradable under U.S. securities laws and approximately 35.5 million are currently eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 promulgated under the U.S. Securities Act of 1933, as amended. An additional approximately 2.6 million shares held by Alliance Semiconductor and 2 million shares held by
SanDisk Corporation, will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 through 2007. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. As of May 19, 2006, up to 36,598,425 additional shares issuable upon the conversion of our convertible debentures due 2012 are held by non-affiliates or are registered for resale and are therefore freely tradable under U.S. securities laws. In addition, 9,161,060 shares issuable upon the exercise of warrants we granted to our banks are registered for resale and are therefore freely tradable under U.S. securities laws. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

                                       20

OUR PRINCIPAL SHAREHOLDERS COLLECTIVELY OWN A CONTROLLING INTEREST IN US AND
WILL BE ABLE TO EXERCISE THEIR VOTING RIGHTS IN WAYS WHICH MAY BE ADVERSE TO
YOUR INTERESTS.

     As of May 19, 2006, our wafer partners and Israel Corp. collectively owned approximately 57% of our outstanding shares. Under our articles of association, two shareholders holding together 33% of our outstanding shares constitute a quorum for conducting a shareholders meeting. Our wafer partners and Israel
Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and Israel Corp. collectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

THE PAYMENT OF THE REDEMPTION AMOUNT ON ACCOUNT OF THE DEBENTURES IS
SUBORDINATED TO OUR INDEBTEDNESS TO OUR BANKS AND OBLIGATIONS TO SECURED
CREDITORS.

     The payment of the redemption amount on account of the debentures is subordinated to the prior payment of all amounts payable by us to Bank Hapoalim
B.M and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them, to any obligations to the Investment Center of the Israeli Ministry of Industry,
Trade and Labor related to $159 million in grants received through March 31,
2006 under the Investment Center's "Approved Enterprise" program, and to a first ranking charge in favor of Siliconix Technology C.V., on approximately $20 million of equipment purchased in connection with the performance of our obligations under our agreement with Siliconix. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to the debentures issuable under this prospectus. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding.
In addition, we are not permitted under the terms of our facility agreement to make a payment on account of the debentures if on the date of such payment an
"Event of Default" exists under our facility agreement The terms of the
Indenture permit the Trustee to initiate legal proceedings against us only in a limited number of cases, and always provided that an advance notice is given to us and to the banks.

WE MAY INCUR ADDITIONAL INDEBTEDNESS, INCLUDING INDEBTEDNESS THAT WOULD BE
SENIOR TO OUR DEBENTURES.

     Although we are limited by the covenants in the facility agreement, we could enter into certain transactions that would increase the amount of our outstanding senior indebtedness. It is possible that all or part of these borrowings would be senior to the debentures. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

THE PRICE OF OUR ORDINARY SHARES MAY DECLINE AFTER THE WARRANTS ARE EXERCISED
INTO OUR ORDINARY SHARES, AFTER OPTIONS ARE EXERCISED INTO OUR DEBENTURES OR
AFTER DEBENTURES ARE CONVERTED INTO OUR ORDINARY SHARES.

     We cannot assure you that the public trading market price of our ordinary shares will not decline after the warrants are exercised into our ordinary shares, options are exercised into our convertible debentures or after the debentures are converted into our ordinary shares. If the prevailing market price were to decline below the exercise price of our warrants or the conversion price of our debentures then you may not be able to sell your ordinary shares at a price equal to or greater than the exercise price or the conversion price, as the case may be.

                                       21

THE SUBSCRIPTION PRICE PER UNIT, THE CONVERSION PRICE OF THE CONVERTIBLE
DEBENTURES OR THE EXERCISE PRICE OF THE WARRANTS ARE NOT AN INDICATION OF OUR
PRESENT OR FUTURE VALUE.

     Our board of directors set all of the terms and conditions of the units in this offering, including the minimum subscription price per unit, the conversion price of the convertible debentures the exercise price of the warrants and options to purchase our convertible debentures. Our company's objective in establishing the terms of the securities issued in this prospectus was to reflect recent trading prices and to raise the targeted proceeds. In establishing the commercial terms, our board of directors considered the following factors: the strategic alternatives available to us for raising capital, the market price of our ordinary shares, pricing of similar transactions, the effect on our existing securities, our business prospects and general conditions in the securities markets. The terms of the securities issued hereby however, do not necessarily bear any relationship to our past or expected future results of operations, book value of our results, cash flows, current financial condition, or any other established criteria for value.

     You should not consider the minimum subscription price per unit, the conversion price of the convertible debentures or the exercise price of the warrants and options to purchase our convertible debentures as an indication of our present or future value.

THE CONVERTIBLE DEBENTURES, THE OPTIONS TO PURCHASE CONVERTIBLE DEBENTURES AND
THE WARRANTS ARE A NEW ISSUANCE OF SECURITIES FOR WHICH THERE HAS BEEN NO PRIOR
PUBLIC TRADING MARKET, AND WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET
WILL DEVELOP FOR THESE SECURITIES.

     The convertible debentures, the options to purchase convertible debentures and the warrants will be listed for trade on the Tel-Aviv Stock Exchange.
However, there has been no prior market for such securities. We cannot predict whether an active trading market for the securities will develop or, if such market develops, how liquid it will be. If an active trading market for the securities does not develop, the market price and liquidity of such securities may be adversely affected.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

INSTABILITY IN ISRAEL MAY HARM OUR BUSINESS.

     All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with
Israel have, in the past, been the subject of an economic boycott. Although
Israel has entered into various agreements with Egypt, Jordan and the
Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will have no impact on our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which has been experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

                                       22

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO
PERFORM MILITARY SERVICE.

     In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. A large part of male Israeli citizens, including our employees, are subject to compulsory military reserve service through middle age. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

OUR OPERATIONS MAY BE AFFECTED BY NEGATIVE ECONOMIC CONDITIONS IN ISRAEL.

     In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, Israel has experienced several general strikes and other work stoppages, affecting banks, government offices, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

IF THE EXEMPTION ALLOWING US TO OPERATE OUR MANUFACTURING FACILITIES SEVEN DAYS
A WEEK IS NOT RENEWED, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2006. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges in accordance with Israeli GAAP for the periods presented are as follows:

                              THREE
                              MONTHS
                              ENDED
                              MARCH
                                31,
                            (UNAUDITED)        YEAR ENDED DECEMBER 31,
                               ----     -----------------------------------------
                               2006     2005     2004      2003      2002    2001
                               ----     ----     ----      ----      ----    ----
Ratio of earnings to
fixed charges                 __(1)    __(2)    __(3)     __(4)     __(5)  __(6)

----------

(1)  Earnings as adjusted were inadequate to cover fixed charges by $43.5 million for the three months ended March 31, 2006.

(2)  Earnings as adjusted were inadequate to cover fixed charges by $201.7 million in 2005.

(3)  Earnings as adjusted were inadequate to cover fixed charges by $134.2 million in 2004.

(4)  Earnings as adjusted were inadequate to cover fixed charges by $127.3 million in 2003.

(5)  Earnings as adjusted were inadequate to cover fixed charges by $63.7 million in 2002.

(6)  Earnings as adjusted were inadequate to cover fixed charges by $49.5 million in 2001.

                                       23

                                        THREE MONTHS                              YEAR ENDED DECEMBER 31,
                                           ENDED         ------------------------------------------------------------------------
                                       MARCH 31, 2006      2005            2004            2003            2002            2001
                                         --------        --------        --------        --------        --------        --------
                                        (UNAUDITED)
                                         --------
                                                                           DOLLARS IN THOUSANDS
                                         ----------------------------------------------------------------------------------------
EARNINGS (LOSSES):

Losses before income taxes                (45,056)       (203,082)       (137,768)       (114,261)        (51,402)        (38,522)

Amortization of capitalized
interest (a)                                1,510           4,206           3,557             954               -               -

Interest capitalized (d)                        -          (2,793)              -         (14,042)        (12,300)        (10,994)
                                         --------        --------        --------        --------        --------        --------

                                          (43,546)       (201,669)       (134,211)       (127,349)        (63,702)        (49,516)
                                         --------        --------        --------        --------        --------        --------

FIXED CHARGES:

Amortization of expenses
related to indebtedness (b)                   549             523             524             271               -               -

Interest expenses (c)                       9,859          32,360          26,582           7,891             708           1,568

Interest capitalized (d)                        -           2,793               -          14,042          12,300          10,994
                                         --------        --------        --------        --------        --------        --------

Total Fixed Charges                        10,408          35,676          27,106          22,204          13,008          12,562
                                         --------        --------        --------        --------        --------        --------

EARNINGS (LOSSES), AS ADJUSTED            (33,138)       (165,993)       (107,105)       (105,145)        (50,694)        (36,954)

RATIO OF EARNINGS TO FIXED CHARGES           - (1)           - (2)           - (3)           - (4)           - (5)           - (6)

(1)  Earnings as adjusted were inadequate to cover fixed charges by $43.5 million for the three months ended March 31, 2006.

(2)  Earnings as adjusted were inadequate to cover fixed charges by $201.7 million in 2005.

(3)  Earnings as adjusted were inadequate to cover fixed charges by $134.2 million in 2004.

(4)  Earnings as adjusted were inadequate to cover fixed charges by $127.3 million in 2003.

(5)  Earnings as adjusted were inadequate to cover fixed charges by $63.7 million in 2002.

(6)  Earnings as adjusted were inadequate to cover fixed charges by $49.5 million in 2001.

(a)  Includes amortization of deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.

(b)  Includes amortization of convertible debentures discount and deferred issuance expenses.

(c)  Includes, mainly, the effective interest of long-term loans based on their terms and the effect of hedge agreements with knock-out and knock-in features and interest expenses in relation to convertible debentures.

(d)  Includes, mainly, the effective capitalized interest of long-term loans based on their terms and the effect of hedge agreements with a knock-out feature, capitalized interest in relation to convertible debentures and deferred financing charges in connection with obtaining long-term bank loans which are comprised mainly of stock-based compensation related to warrants issued to banks.

                                       24

CAPITALIZATION

     The following table sets forth our long-term debt, convertible debentures and capitalization as of March 31, 2006 on an actual basis and, on an as adjusted basis to give effect to the issuance contemplated by this prospectus before deducting estimated expenses of the offering. For the purposes of this table we have assumed that each unit will be sold at the minimum price of NIS
1,785 per unit and a U.S. dollar/NIS exchange rate of 4.458. This table does not take into account the exercise of the options to purchase our convertible debentures, the exercise of the 3-month or 3-year warrants or the issuance of shares issuable upon the conversion of the convertible debentures or upon the exercise of the warrants).

                                                 ACTUAL        AS ADJUSTED(1)
                                                ---------        ---------
                                                 (US dollars in thousands)

Options to purchase convertible
 debentures                                                      $   1,605
Current maturities of convertibles
 debentures                                     $   5,734        $   5,734

Long-term debt (4)                                514,966          514,966
2002 convertible debentures and 2005
 convertible debentures excluding current
 maturities                                        34,429           34,429
Long-term liability in respect of
 customer advances                                 54,537           54,537
Convertible debentures offered in this
 offering                                                           26,999
Shareholders' equity (deficit):
Ordinary Shares, NIS 1.00 par value per
 share; 500,000,000 authorized shares*,
 76,946,189 issued shares** and
 75,646,189 outstanding shares;                    18,403           18,403

Additional paid-in capital                        531,123          533,871
Equity component of convertible
 debentures and cumulative stock based
 compensation                                      19,550           19,550
Accumulated deficit                              (604,810)        (604,810)
Treasury stock, 1,300,000 shares                   (9,072)          (9,072)
                                                ---------        ---------

Total shareholders' equity (deficit)              (44,806)         (42,058)
                                                ---------        ---------
Total capitalization                            $ 636,039        $ 667,391
                                                =========        =========

----------

This financial data is derived from unaudited interim consolidated financial statements as of March 31, 2006.

*    In March 2006, our Board of Directors approved the increase of our authorized shares to 800 million. This increase is subject to the approval of our shareholders.

**   Includes 1,300,000 treasury shares.

(1)  As adjusted to reflect our issuance of NIS 163,800,000 in principal amount of convertible debentures, 390,000 options to purchase convertible debentures, 10,920,000 3-month warrants and 5,460,000 3-year warrants as well as our issuance of NIS 630,000 in principal amount of convertible debentures, 1,500 options to purchase convertible debentures, 42,000
     3-month warrants and 21,000 3-year warrants to IBI Israel Brokerage and
     Investment Services Ltd., which has agreed to be our market maker. The amounts are adjusted to reflect the estimated immediate gross proceeds to be received from this offering.

                                       25

     The information set forth on an actual basis in the foregoing table excludes the following securities as of May 19, 2006:

     (i) approximately 13 million ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of $4.15;

     (ii) up to 2,022,801 ordinary shares issuable upon conversion of unsecured, subordinated convertible debentures, net that we issued in January 2002, which are convertible through December 31, 2008;

     (iii) 3,594,070 ordinary shares issuable upon exercise of warrants with an exercise price of $7.50 exercisable until October 2006;

     (iv) 896,596 ordinary shares issuable upon the exercise of warrants issued to our banks in connection with our credit facility with an exercise price of
$6.17 per share exercisable until December 2008;

     (v) 58,906 ordinary shares issuable upon exercise of warrants issued to
Israel Corp. in connection with the November 2003 amendment to our facility agreement with an exercise price of $6.17 per share and exercisable until
December 2008;

     (vi) 8,264,464 ordinary shares issuable upon exercise of the warrants we issued to our banks with an exercise price of $1.21 in connection with the July
2005 amendment to our facility agreement one-half of which shall only be exercisable if our banks agree to reschedule the repayment dates of the loans made available to us under the July 2005 amendment; and

     (vii) 37,789,535 ordinary shares issuable upon conversion of our debentures due 2012 convertible until December 2011, pursuant to the prospectus dated
December 15, 2005.

     In addition, the information does not reflect the 724,680 shares issued in
April 2006 to two of our wafer partners in connection with their conversion of wafer credits.

     This information does not take into account the following potential dilutive issuances of securities pursuant to our credit facility agreement and agreements with our major wafer partners and with Israel Corp. which cannot be calculated as of the date of this prospectus since the number of shares issuable will depend upon future transactions in which we may engage: (i) ordinary shares issuable upon conversion of up to approximately $30 million in wafer prepayment credits (as of May 19, 2006) which we have issued to our major wafer partners;
and (ii) ordinary shares issuable upon conversion of securities we may be required to issue in connection with a rights offering and outside investor provisions agreed to in the November 2003 amendment to our facility agreement.

USE OF PROCEEDS

     We intend to use the net proceeds from this offering towards the further ramp-up and deployment of Fab 2 and for marketing expenses for the sale of our products and services as well as for general corporate purposes, including working capital.

     The net proceeds that we will receive from this offering are estimated to be $28.8 million after deduction of the underwriters' fees and commissions and the estimated expenses of the offering and the issuance of NIS 630,000 in principal amount of convertible debentures, 1,500 options to purchase convertible debentures, 42,000 3-month warrants and 21,000 3-year warrants to
IBI Israel Brokerage and Investment Services Ltd., which has agreed to be our market maker in consideration for NIS 526,000. The aforementioned does not take into account proceeds that may be received from the exercise of the warrants or the options to purchase convertible debentures.

     For the purposes of estimating net proceeds we have assumed that each unit will be sold at the minimum price of NIS 1,785 per unit.

                                       26

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     See our audited consolidated financial statements for the year ended
December 31, 2005, included in our Form 6-K, filed on February 2, 2006 and
"Management's Discussion and Analysis of Financial Condition and Results of
Operations" attached as exhibit 99.3 thereto and our unaudited consolidated financial statements for the three months ended March 31, 2006, included in our
Form 6-K, filed on May 18, 2006 and "Management's Discussion and Analysis of
Financial Condition and Results of Operations" attached as exhibit 99.2 thereto, as amended on Form 6-K/A on June 19, 2006.

MAJOR SHAREHOLDERS

     The following table and notes thereto set forth information, as of May 19,
2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the
Securities Exchange Act of 1934, as amended), and on a diluted basis, of ordinary shares by any person who is known to own at least 5% of our issued and outstanding ordinary shares. On such date, 77,561,979 ordinary shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                                                                     PERCENT OF CLASS
       IDENTITY OF PERSON OR GROUP         AMOUNT OWNED (1)  PERCENT OF CLASS (1)       (DILUTED)(2)
       ---------------------------         ----------------  -------------------       ------------

Israel Corporation Ltd. (3)                 33,324,887(4)          34.49%                23.50%

SanDisk Corporation (3)                     14,650,132(5)          18.06%                10.33%

Alliance Semiconductor Corporation (3)      13,492,975(6)          16.67%                 9.52%

Macronix International Co. Ltd.(3)           9,979,485(7)          12.67%                 7.04%

(1)  Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

(2)  Assumes that all currently outstanding securities to purchase Ordinary
     Shares, other than those which cannot be calculated as of the date of this prospectus (see "Capitalization"), have been exercised by all holders.

(3)  Pursuant to a shareholders agreement among Israel Corp., Alliance
     Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd., each of Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation
     and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 57% of the outstanding shares of Tower.

(4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 882,560 shares issuable upon the exercise of currently exercisable warrants and 18,181,823 shares issuable upon conversion of debentures.

                                       27

(5)  Based on information provided by SanDisk, represents 11,108,002 shares currently owned by SanDisk, 360,312 shares issuable upon the exercise of currently exercisable warrants and 3,181,818 shares issuable upon conversion of debentures.

(6)  Based upon information provided by Alliance, represents 10,125,410 shares currently owned by Alliance, 357,747 shares issuable upon the exercise of currently exercisable warrants and 3,009,818 shares issuable upon conversion of debentures.

(7)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix, 297,000 shares issuable upon the exercise of currently exercisable warrants and 909,090 shares issuable upon conversion of debentures.

     Pursuant to a shareholders agreement dated January 18, 2001, among Israel
Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel
Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January 2008, to maintain minimum shareholdings. Nothing in this prospectus shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of our securities, other than the securities held directly by such party, nor that any such shareholder or other persons or entities constitute a "group", for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ADDITIONAL INFORMATION

     SHARE CAPITAL

ORDINARY SHARES

     Our authorized share capital consists of 500 million ordinary shares, par value NIS 1.00 per share. Under our articles of association, the ordinary shares do not have preemptive rights. We may from time to time, by approval of a majority of our shareholders, increase our authorized share capital. All ordinary shares are registered shares, rather than bearer shares. In March 2006, our Board of Directors approved the increase of our authorized share capital to
800 million ordinary shares, par value NIS 1.00 per share. This increase is subject to the approval of our shareholders.

     The ownership or voting rights of our ordinary shares by non-residents of
Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting rights of ordinary shares of Israeli entities by non-residents of
Israel, except with respect to subjects of countries that are in a state of war with Israel. Our ordinary shares do not have cumulative voting rights for the election of directors. The affirmative vote of the shareholders present in person or by proxy that represent more than 50% of the voting power present in person or by proxy have the power to elect all nominees up for election to our board of directors.

     In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of their respective holdings. This liquidation right may be affected by the grant of a preferential dividend or distribution right to the holder of a class of shares with preferential rights that may be authorized in the future. Dividends may be paid only out of profits, as defined in the Israeli Companies Law. Our Board of Directors is authorized to declare dividends, although our bank covenants currently in effect prohibit the payment of dividends on our ordinary shares, unless such payments are approved by our banks.

                                       28

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Subject to the provisions set forth in Section 46B of the Israeli Securities Law, these voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our major shareholders do not have different voting rights from each other or other shareholders.

     Resolutions of shareholders (e.g. resolutions amending our articles of association, electing or removing directors, appointing an independent registered public accounting firm, authorizing changes in capitalization or the rights attached to our shares or approving a wind-up or merger) require the affirmative vote (at a meeting convened upon advance notice of twenty one days)
of shareholders present in person or by proxy and holding shares conferring, in the aggregate, at least a majority of the votes actually cast on such resolutions.

     The quorum required for a meeting of shareholders is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meeting's commencement that together hold shares conferring in the aggregate more than 33% of the total voting power of our shares. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, the persons present shall constitute a quorum.

     Our registration number at the Israeli Registrar of Companies is
52-004199-7.

     The objective stated in our articles of association is to engage in any lawful activity.

     Modification or abrogation of the rights of any existing class of shares requires either the written consent of all of the holders of the issued shares of such class or the adoption of a resolution by an ordinary majority of a general meeting of holders of such class. The quorum required for a class meeting is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meetings commencement that together hold shares conferring in the aggregate at least 33% of the total voting power of the issued shares of such class. If no quorum is present, the meeting shall be adjourned to another time and at the adjourned meeting a quorum shall be constituted in the presence of any number of participants, regardless of the number of shares held by them.

     As of March 31, 2006, 75,646,189 of our ordinary shares were outstanding.
As of May 19, 2006, 77,561,979 of our ordinary shares were outstanding. The above numbers of outstanding ordinary shares do not include 1.3 million treasury shares held by us through a trustee.

     For a summary of our securities which are convertible or exercisable into our ordinary shares, see "Capitalization".

     DIVIDEND POLICY

     Since 1998, we have not declared or paid cash dividends on any of our shares and we have no current intention of paying any cash dividends in the future. The facility agreement that we entered into with our banks, as amended, prohibits the payment of dividends prior to January 1, 2008, and before any such distribution, we must have placed on deposit with our banks in an amount equal to the debt service for the quarter in which the distribution is to be made and charged such deposit in favor of our banks, and we must have complied with financial ratios and covenants. In addition, we may only declare and pay a dividend provided that:

          o    the dividend is only paid from excess cash flow from Fab 2;

          o    there is no event of default outstanding under the credit
               facility agreement; and

          o    an event of default could not reasonably exist after such
               distribution.

     The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the Companies Law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

                                       29

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. References to documents filed by us are references to such forms as filed with the Israel Securities Authority on the Magna system. We incorporate by reference the documents listed below:

          o    our registration on Form 8-A filed on November 22, 2005, as amended on December 29, 2005;

          o    our annual report on Form 20-F for the year ended December 31,
               2004, filed on June 29, 2005, to the extent the information in that report has not been updated or superseded by this
               prospectus;

          o    our registration statement on Form F-1, file no. 333-126909, declared effective by the Securities and Exchange Commission on
               December 15, 2005;

          o    our report on Form 6-K filed on February 2, 2006;

          o    our report on Form 6-K filed on February 6, 2006;

          o    our report on Form 6-K filed on February 16, 2006;

          o    our registration statement on Form F-3, file no. 333-13135, declared effective by the Securities and Exchange Commission on
               March 15, 2006;

          o    our reports on Form 6-K filed on May 17, 2006;

          o    our reports on Form 6-K filed on May 18, 2006, as amended on Form
               6-K/A on June 19, 2006; and

          o    our report on Form 6-K filed on June 6, 2006.

     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at: Ramat Gavriel Industrial Park, Post Office Box 619,
Migdal Haemek, 23105 Israel, Attn: Corporate Secretary, telephone number:
972-4-650-6611. Copies of these filings may also be accessed at our website,
www.towersemi.com. Click on "Investor Relations" and then "Filings."

     A copy of this prospectus, our memorandum of association and our articles of association, are available for inspection at our offices at Hamada Avenue,
Ramat Gavriel Industrial Park, Migdal Haemek, Israel and on the Israel
Securities Authority's Magna website, www.magna.isa.gov.il.

     Our ordinary shares are listed on the Tel Aviv Stock Exchange. However, because our ordinary shares are also listed on the NASDAQ National Market, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise by applicable to a company whose securities are listed for trade on the Tel Aviv Stock Exchange, provided that a copy of each report submitted or published in accordance with applicable
United States law or that we publish or circulate to holders of our registered securities is filed with the Israel Securities Authority and the Tel Aviv Stock
Exchange within the time specified under Israeli law.

                                       30

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Israeli Companies Law-1999, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.   partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder's duty of care towards the company in a "distribution"
     (as defined in the Companies Law).

2.   enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

     (a)  the breach of his duty of care to the company or any other person;

     (b)  the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

     (c)  monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.   indemnify an office holder of the company for:

     (a)  monetary liabilities or obligations imposed upon, or actually incurred by, such officer holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, by reason of acts or omissions of such officer holder in his or her capacity as an office holder of the company;

     (b)  reasonable litigation expenses, including attorney's fees, actually incurred by such office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of us or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such officer holder in his or her capacity as an office holder; and

     (c)  reasonable litigation expenses, including attorneys' fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent, in each case by reason of acts of such officer holder in his or her capacity as an office holder of the company.

                                       31

     The Companies Law provides that a company's articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

     i.   sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company's board of directors based on the current activity of the company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

     ii.  sub-sections 3(b) and 3(c) above.

     The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

          o a breach of his fiduciary duty, except to the extent described above;

          o a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

          o an act or omission done with the intent to unlawfully realize personal gain; or

          o a fine or monetary settlement imposed upon him.

     Under the Companies Law, the term "office holder" includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title.

     The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of our audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of our shareholders.

     We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

                                       32

RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions during the proceeding three years involving sales of our securities that were not registered under the
Securities Act.

     (a) In February 2003, we issued an aggregate of 400,000 warrants to purchase ordinary shares to our contractor of our Fab 2 facility. The warrants have an exercise price of $7.50 and expire in February 2007.

     (b) In May 2003, we issued an aggregate of 4,505,532 shares to our wafer and financial partners Sandisk Corporation, Alliance Semiconductor, Macronix
International, Israel Corp and the Challenge Fund-Etgar II. These ordinary shares were issued in connection with a milestone payment in the amount of
$13,440,000 under our Fab 2 agreements.

     (c) In August 2003, we issued an aggregate of 838,082 shares to Sandisk
Corporation, Alliance Semiconductor, Macronix International and Israel Corp. The
ordinary shares were issued in connection with a milestone payment in the amount of $2,500,000 under our Fab 2 agreements.

     (d) In December 2003, we issued warrants to purchase 58,906 of our ordinary shares to Israel Corp. These warrants were issued in connection with its undertaking to our banks to purchase our securities in certain circumstances.
The warrants have an exercise price of $6.17 and expire in December 2008.

     (e) In December 2003, we issued warrants for the purchase of 896,596 of our ordinary shares to our banks Bank Hapoalim and Bank Leumi. These warrants were issued in connection with an amendment to our credit facility agreement. The warrants have an exercise price of $6.17 and expire in December 2008.

     (f) In December 2003, we issued an aggregate of 2,916,951 shares, to the persons mentioned in (b) above. The ordinary shares were issued in connection with a milestone payment in the amount of $8,701,263 under our Fab 2 agreements.

     (g) In January 2004, we issued an aggregate of 2,346,786 shares, to the persons mentioned in (b) above. The ordinary shares were issued in connection with a second installment milestone payment in the amount of $16,427,508 under our Fab 2 agreements.

     (h) In 2004, we issued ordinary shares to Sandisk Corporation in connection with its conversion of wafer credits as follows: in May 2004, 11,960 ordinary shares for their conversion of $80,250 of wafer credits; in July 2004, 40,378 ordinary shares for its conversion of $225,711 of wafer credits; and in October
2004, 64,825 ordinary shares for its conversion of $232,076 of wafer credits.

     (i) In April 2005, we issued 586,391 ordinary shares to Sandisk Corporation in connection with its conversion of $944,089 of wafer credits.

     (j) In July 2005, we issued 421,422 ordinary shares to Sandisk Corporation in connection with its conversion of $501,492 of wafer credits.

     (k) In August 2005, we issued warrants for the purchase of 8,264,464 of our ordinary shares to Bank Hapoalim and Bank Leumi. These warrants were issued in connection with an amendment to our credit facility agreement. They have an exercise price of $1.21. Half of these warrants expire in August 2010. Half of these warrants will only become exercisable upon the agreement of repayment terms of the loans under the July 2005 amendment and will expire five years from the date of any such agreement.

     (l) In October 2005, we issued 161,598 ordinary shares to Sandisk
Corporation in connection with its conversion of $272,822 of wafer credits.

     (m) In October 2005, we issued 62,849 ordinary shares to Alliance
Semiconductor in connection with its conversion of $75,479 of wafer credits.

     (n) In January 2006, we issued 218,292 ordinary shares to Sandisk
Corporation in connection with its conversion of $344,901 of wafer credits.

                                       33

     (o) In January 2006, we issued 39,199 ordinary shares to Alliance
Semiconductor in connection with its conversion of $61,935 of wafer credits.

     (p) In January 2006, we issued an aggregate of 31,191,606 convertible debentures to Israel Corporation Ltd., Alliance Semiconductor Corporation,
Macronix (BVI) Co Ltd., SanDisk Corporation, Sphera Master Fund LP, Do Tzah
Ltd., Ramco 20 Flexible, and Ramco Stocks convertible into 28,356,005 ordinary shares in connection with our 2006 rights offering.

     (q) In February 2006, we issued 2,455,905 ordinary shares to Alliance
Semiconductor in connection with its conversion of $3,880,330 of wafer credits.

     (r) In April 2006, we issued 660,887 ordinary shares to Sandisk Corporation in connection with its conversion of $912,024 of wafer credits.

     (s) In April 2006, we issued 63,793 ordinary shares to Alliance
Semiconductor in connection with its conversion of $88,035 of wafer credits.

     The offer and sale of our securities summarized above were made pursuant to the exemption provided under Section 4(2) and/or Regulation S of the Securities
Act.

     No underwriter or underwriting discount or commission was involved in any of the transactions set forth above.

                                       34

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Set forth below is information regarding the members of our administrative, supervisory or management bodies and our directors.

                                       AGE         TITLE
                                       ---         -----
SENIOR MANAGEMENT

Russell C. Ellwanger                   51          Chief Executive Officer
Oren Shirazi                           36          Acting Chief Financial Officer
Dudu Vidan                             44          Vice President and Fab 1 Manager
Dr. Itzhak Edrei                       46          Senior Vice President of Product Lines and Sales
Rafi Nave                              56          Chief Technology Officer
Ephie Koltin                           44          Vice President of Business Development
Dalit Dahan                            38          Vice President of Human Resources
Shimon Dahan                           43          Vice President of Manufacturing Services
Nati Somekh Gilboa                     31          Corporate Secretary and General Counsel
Rafi Mor                               42          Vice President and Fab 2 Manager

DIRECTORS

Udi Hillman                            53          Chairman of the Board
Russell C. Ellwanger                   51          Director
Yossi Rosen                            66          Director
Dr. Eli Harari                         61          Director
Miin Wu                                57          Director
N. Damodar Reddy                       68          Director
Kalman Kaufman                         60          Director
Hans Rohrer                            56          Independent Director
Tal Yaron-Eldar                        42          Independent Director

     RUSSELL C. ELLWANGER has served as our Chief Executive Officer since May
2005. From 1998 to 2005, Mr. Ellwanger served in various executive positions for
Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President,
General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.
Mr. Ellwanger also served as Corporate Vice President, General Manager of the
Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr. Ellwanger served as Vice President of
Applied Materials' 300-mm Program Office, USA. Mr. Ellwanger served as General
Manager of Applied Materials' Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore. In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips
Semiconductors from 1980 to 1992.

                                       35

     OREN SHIRAZI was appointed as our acting Chief Financial Officer in
November 2004. Mr. Shirazi joined us in October 1998 and served as our controller since July 2000, after serving as vice controller since October 1998.
Prior to joining us, Mr. Shirazi was employed as an Audit Manager in the accounting firm of Ratzkovski-Fried & Co., which merged into Ernst &
Young (Israel). Mr. Shirazi is a Certified Public Accountant in Israel (CPA). He
has an MBA from the Graduate School of Business of Haifa University with honors and a BA in economics and accounting from the Haifa University.

     DUDU VIDAN was appointed Vice President and Fab 1 Manager in August 2005, having served previously as FAB2 production manager since March 2003 and as FAB2 tool installation manager from March 2001. Previously, Mr. Vidan was employed by
MDF, serving as plant manager, and Carcom Aviation Products serving as production manager. Mr Vidan served as a Naval Reserve Lt. Colonel in the Israel
Defense Forces. Mr. Vidan holds a B.Sc. in Industrial and Management Engineering from the Technion - Israel Institute of Technology.

     DR. ITZHAK EDREI was appointed Senior Vice President of Product Lines and
Sales in August 2005 after serving as Vice President of Research and Development since August 2001, having served as Director of Research and Development since
1996. From 1994 to 1996, Dr. Edrei served as our Device and Yield Department
Manager. Prior to joining Tower, Dr. Edrei was employed by National
Semiconductor as Device Section Head. Dr. Edrei earned his Ph.D. in physics from
Bar Ilan University and his post-doctorate from Rutgers University.

     RAFI NAVE was appointed Chief Technology Officer in August 2005 after serving as Vice President of Customer Services since August 2003. From 1996 to
2003, Mr. Nave served as Vice President of Research and Development for NDS
Group. From 1974 to 1995, Mr. Nave was employed by Intel Corporation in a variety of positions of increasing responsibility, among them chip design engineer and General Manager of Intel's design center in Israel. Mr. Nave earned master and bachelor degrees in electrical engineering from the Technion - Israel
Institute of Technology.

     EPHIE KOLTIN was appointed Vice President of Business Development in August
2005, having served as Vice President, General Foundry and Mixed Signal
Technology from 2003 and as Senior Director, FAB2 Process Engineering since
2000. From 1996-1999, Mr. Koltin served in several senior positions as Director,
NVM Technology, CIS technology and ERS manager, FAB1. Prior to joining Tower,
Mr. Koltin was employed at National Semiconductor and the Technion - Israel
Institute of Technology. Mr. Koltin holds a B.Sc. in Mechanical Engineering and
M.Sc. in Materials Engineering from the Technion - Israel Institute of
Technology.

     DALIT DAHAN was appointed Vice President of Human Resources in April 2004.
Ms. Dahan joined us in November 1993 and served as Personnel Manager since April
2000, after having served as Compensation & Benefits Manager and in various other positions in the Human Resources Department. Prior to joining us, Ms.
Dahan served as Manager of the North Branch of O.R.S - Manpower Company for 3
years. Ms. Dahan holds a bachelor's degree in social science from Haifa
University and an MBA from the University of Derby.

     SHIMON DAHAN was appointed Vice President of Manufacturing Services in
January 2006, having served previously as Test & MTG manager since August
2005 and prior to that as Research and Development Operation Manager from
November 2000. Prior to that, Mr. Dahan was employed by National Semiconductor in various capacities. Mr. Dahan holds a bachelors degree in Political Science from Haifa University, and an MBA from the University of Derby.

                                       36

     NATI SOMEKH GILBOA was appointed as Corporate Secretary and General Counsel in March 2005, has served as our Associate General Counsel since May 2004. From
2001 to 2004, Ms. Somekh Gilboa was employed by Goldsobel & Kirshen, Adv.
Ms. Somekh Gilboa holds an LL.M. and J.D. from Boston University and a B.A. from
Johns Hopkins University. She is a member of the Israeli Bar Association and the
New York bar.

     RAFI MOR was appointed Vice President and Fab 2 Manager in August 2005, having served as Fab 1 Manager since August 2003 and Senior Director and Fab 1
Manager since March 2003. From November 2000 to March 2003, Mr. Mor served as
Senior Director of Process Device & Yield of Fab 1. From 1998 to 2000, Mr.
Mor served as Director of Equipment Reliability & Support of Fab 1.
Previously, Mr. Mor was employed by National Semiconductor in various engineering and management capacities. Mr. Mor earned master and bachelor degrees in chemical engineering from Ben Gurion University.

     UDI HILLMAN has served as Chairman of the Board since May 2005. Mr. Hillman served as Acting Chief Executive Officer from February 2005 to April 2005. Mr.
Hillman has served as a director from October 1996 through August 1999 and was reappointed to the Board in January 2000. In January 2001, Mr. Hillman was
appointed Vice Chairman of the Board and resigned as Vice Chairman in March
2005. Mr. Hillman serves on the Tender Committee. Since March 2001, Mr. Hillman
has served as President and Chief Executive Officer of ICTech, a subsidiary of
Israel Corp., which is one of our current principal shareholders. Since February
2004, Mr. Hillman has served as a member of the Board of Directors of ZIM
Integrated Shipping Services. Mr. Hillman served as Chief Financial Officer of
Israel Corp. from September 1996 to 1997 and as Executive Vice President and
Chief Financial Officer of Israel Corp. from May 1997 to 2001. Mr. Hillman served as a director of several subsidiaries of Israel Corp., including Israel
Chemicals Ltd., ZIM Integrated Shipping Services and others. Prior thereto, Mr.
Hillman was Vice President and Controller of Clal Industries Ltd. and a director of several companies in the Clal Group.

     YOSSI ROSEN has served as a director and Chairman of the Stock Option and
Compensation Committee since February 2005. Since November 30, 1998, Mr. Rosen has served as the President and CEO of The Israel Corporation. Mr. Rosen is also
Chairman of the Board of Directors of Israel Chemicals Ltd. and a director of its subsidiaries, a member of the Board of Directors and Executive Committee of
ZIM Integrated Shipping Services, Chairman of the Board of Dead Sea Magnesium
Ltd. and a director of Oil Refineries Ltd. Mr. Rosen was previously President of
Mashav Initiating & Development Ltd. and Chairman of the Board of various industrial companies, such as Nesher cement. Mr. Rosen holds a BA in Economics from the Hebrew University of Jerusalem and an MA in Business Management from the Hebrew University of Jerusalem.

     DR. ELI HARARI has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari served as
President and Chief Executive Officer and as a Director of SanDisk Corporation
from its inception in 1988 until May 2006, and currently serves as Chief
Executive Officer and Chairman of the Board of SanDisk. Dr. Harari is a pioneer in non-volatile semiconductor storage with more than 100 U.S. and foreign patents and numerous technical articles and has more than 30 years of experience in the electronics industry. His extensive operational and technological development experiences include co-founding Waferscale Integration, overseeing the development and transfer into production of Intel Corporation's first-generation stepper and dry etch technology, and technical management positions at Hughes Aircraft and Honeywell, Inc. He holds an M.A. and Ph.D. in
Solid State Sciences from Princeton University and a B.S. (Honors) degree in
Physics from Manchester University.

     MIIN WU has served as a director since January 2001. Mr. Wu serves as
President, Chief Executive Officer and an Executive Director of Macronix
International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from
National Cheng-Kung University in Taiwan as well as an M.S. in Material Science
& Engineering from Stanford University.

                                       37

     N. DAMODAR REDDY has served as a director since January 2001. Mr. Reddy serves on the Audit Committee. Mr. Reddy is the co-founder of Alliance
Semiconductor Corporation and has served as its Chairman of the Board since its inception in February 1985. Mr. Reddy also served as President and Chief
Executive Officer since its inception and until December 2005. In addition, Mr.
Reddy served as Chief Financial Officer of Alliance Semiconductor from June 1998 to January 1999 and from May 2001 until April 2002. From September 1983 to
February 1985, Mr. Reddy served as President and Chief Executive Officer of
Modular Semiconductor, Inc., and from 1980 to 1983, he served as manager of
Advanced CMOS Technology Development at Synertek, Inc., a subsidiary of
Honeywell, Inc. Prior to that time, Mr. Reddy held various research and development and management positions at Four Phase Systems, a subsidiary of
Motorola, Inc., Fairchild Semiconductor and RCA Technology Center. He holds an
MS degree in Electrical Engineering from North Dakota State University and an
MBA from Santa Clara University.

     KALMAN KAUFMAN has served as a director and as a member of our Audit
Committee since August 2005. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General
Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the Chairman of
Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion - Israel Institute of Technology.

     HANS ROHRER has been a director and member of the Audit Committee since
April 2002. Since May 2002, Mr. Rohrer serves as President and Chief Executive
Officer of Acuid Corporation. From 1999 to 2002, Mr. Rohrer served as President of Taiwan Semiconductor Manufacturing Company -- Europe (TSMC - Europe). Mr.
Rohrer has held various engineering, marketing, sales and general management positions, including Vice President and General Manager, Europe, with National
Semiconductor between 1980 and 1998. Mr. Rohrer started his career in the semiconductor industry with Texas Instruments.

     TAL YARON-ELDAR has been a director and member of the Audit Committee and the Stock Option and Compensation Committee since January 2005. Since September
2004, Ms. Yaron-Eldar serves as Chief Executive Officer of Arazim Investment
Ltd. and she is a partner in Cohen, Cohen, Yaron-Eldar & Co. law offices.
Ms. Yaron-Eldar served as Israel's Income Tax and Real Property Tax Commissioner
from 2002 to 2004. Between 1998 and 2001, Ms. Yaron-Eldar served as the Chief
Legal Advisor to the Customs and V.A.T. Authority. During the preceding ten years, Ms. Yaron-Eldar served in various positions with Israel's Income Tax and
Real Property Tax Commission, including Senior Head of its legislation department and Deputy Chief Legal Advisor. Ms. Yaron-Eldar holds a master's degree in business and a bachelor's degree in law from Tel-Aviv University and is a member of the Israeli Bar Association.

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WHERE YOU CAN FIND MORE INFORMATION

     We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission's
Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the U.S. Securities and Exchange Commission's
Internet site at "http://www.sec.gov."Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as
United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

     You may also find our reports filed with the Israel Securities Authority on the Magna site whose address is "http://www.magna.isa.gov.il".

LEGAL MATTERS

     The validity of the securities offered in this prospectus will be passed upon for us by Yigal Arnon & Co., our Israeli counsel.

EXPERTS

     The audited consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended
December 31, 2004 and our report on Form 6-K filed on February 2, 2006, have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche
Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph about the differences between accounting principles generally accepted in Israel and in the United
States of America), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                      * * *

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed.

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